Contact

www.linkedin.com/in/margaret-funmilayo-3a2b839b (LinkedIn)

Top Skills

Analytical Skills
Planning
Problem Solving

Publications

Software-Based Video–Audio Production Mixer via an IP Network

Margaret Funmilayo

Product Verification Engineer at Ciena
Kanata

Experience

Ciena

Product Verification Engineer
October 2020 - Present (1 year 8 months)
Ottawa, Ontario, Canada

AllIDoIsCook

Ecommerce & Customer Experience
August 2017 - Present (4 years 10 months)
Houston, Texas, United States

Pleora Technologies

Product Verification Engineer
March 2020 - September 2020 (7 months)

Education

Carleton University

B.Eng., Electrical, Electronic and Communications Engineering · (2015 - 2019)

Ajayi Crowther University

Bachelor of Science (B.Sc.), Physics/Electronics · (2012 - 2014)